Exhibit 8.1.

List of Subsidiaries

Company	Country
Betterware, BLSM Latino América Servicios, S.A. de C.V.	Mexico
Betterware, Betterware de Guatemala, S.A.	Guatemala
Betterware, Programa Lazos, S.A. de C.V.	Mexico
Betterware, Betterware Ningbo Trading Co, LTD	China
Betterware, Finayo, S.A.P.I. de C.V. SOFOM ENR	Mexico
Betterware, Jafra México Holding Company, B.V.	Netherlands
Betterware, Distribuidora Comercial JAFRA, S.A. de C.V.	Mexico
Betterware, Jafra Cosmetics International, S.A. de C.V.	Mexico
Betterware, Jafra Cosmetics, S.A. de C.V.	Mexico
Betterware, Serviday, S.A. de C.V.	Mexico
Betterware, Jafrafin, S.A. de C.V.	Mexico
Betterware, Distribuidora Venus, S.A. de C.V.	Mexico
Betterware, Jafra Cosmetics International, Inc.	United States